UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

MANUAL FOR ATTENDANCE AT THE EXTRAORDINARY GENERAL MEETING January 15, 2026 1 MANAGEMENT INVITATION INFORMAÇÕES SOBRE A ORDEM DO DIA I TEMPLATE OF POWER OF ATTORNEY 3 ATTENDANCEAT THE MEETING II RÉSUMÉ OF THE CANDIDATE EXHIBITS: 2 CALL NOTICE 4 INFORMATIONS ABOUT THE AGENDA 3 1. MANAGEMENT INVITATION DearShareholder, ItiswithgreatpleasurethatIinviteyou,ashareholderofSantanderBrasil,toparticipateinourExtraordinaryGeneralMeeting(“EGM”). ThisManualwaspreparedtoassistyouinunderstandingthematterspresented,providingaconsciousandreasoneddecision-makingprocess,anticipatingpossibleclarificationsandvotingguidelines. Inordertofacilitateyouranalysisandappreciationofthematterstoberesolved,thisManualincludestheinformationmadeavailableinadditiontotheCallNotice. ThisManualmustbereadtogetherwiththeManagementProposalandotherdocumentsrelatedtoourGeneralMeeting,availableontheCompany'sinvestorrelationswebsite(www.ri.santander.com.br),ontheCVMwebsite(www.cvm.gov.br)andontheB3website(www.b3.com.br). Weareatyourdisposaltoclarifyanyquestionsthroughtheemailsacionistas@santander.com.brorientedatnon-financialindividualandcorporateinvestorsandri@santander.com.brforinstitutionalinvestors. WehopethatthisManualfulfillsitspurposeinassistingyourdecisionmaking.YourparticipationisessentialfortheCompany. Avenida Presidente Juscelino Kubitschek nº 2041 –mezanino, Vila Nova Conceição, São Paulo/SP 01/15/2026 3 p.m. (BRT) Local: Date & Time: 4 2. CALL NOTICE BANCO SANTANDER (BRASIL) S.A. Publicly-Held Company of Authorized Capital CNPJ/MF 90.400.888/0001-42 -NIRE 35.300.332.067 CALLNOTICE–EXTRAORDINARYGENERALMEETING-ShareholdersareherebyinvitedtoattendtheExtraordinaryGeneralMeeting("EGM")tobeheldonJanuary15,2026,at3p.m.,attheCompany'sheadquarters,locatedatAvenidaPresidenteJuscelinoKubitscheknº2041–mezzanine,VilaNovaConceição,SãoPaulo/SP,toresolveonthefollowingAgenda: (a)FIXthenumberofmembersthatwillcomposetheBoardofDirectorsoftheCompany; (b)ELECTone(1)newmembertocomposetheCompany'sBoardofDirectors;and (c)Asaresultoftheresolutioninthepreviousitem,CONFIRMthecompositionoftheCompany'sBoardofDirectors.. ObservationsforparticipationandVotingduringtheMeeting ParticipationintheMeeting:Shareholders,theirlegalrepresentativesorattorneys-in-factmayparticipateintheMeetinginanyofthefollowingways: Inperson-TheshareholdersortheirlegalrepresentativesshallpresentthemselvesfortheEGMwiththeappropriateidentitydocuments.Intheeventofrepresentationofashareholderbyanattorney-in-fact,shareholdersshallprovidetheCompanywithapowerofattorneygrantedaccordingtotheapplicablelaw,tobedeliveredattheCompany'sHeadquarters,atleastseventy-two(72)hoursbeforetheEGMisheld; RemoteVotingBallot:theCompanyimplementedtheremotevotingsystempursuanttoCVMResolution81/22,asamended,enablingourShareholderstosendremotevotingballotsdirectlytotheCompany,tothebookkeeperorthroughtheirrespectivecustodianagents,inaccordancewiththeproceduresdescribedintheGeneralMeetingParticipationManual. AsprovidedforinArticle5,§4,ofCVMResolutionNo.81/22,withtheamendmentsintroducedbyCVMResolutionsNo.59/21and204/24,theCompanyunderstandsthatholdingtheEGMinpersonallowsforacloserenvironmentbetweenshareholdersandtheattendingCompany'smanagement,facilitatingtheclarificationofdoubtsandthediscussionofrelevantmatters,enablingacloserenvironmenttodeliberationsanddecision-making.Inaddition,itensuresgreatersecurityinthetransmissionofinformation,avoidingrisksassociatedwithtechnicalorcyberfailures. 5 2. CALL NOTICE Inthissense,theCompanyrecommendsandencouragestheparticipationofitsshareholdersinitsMeetings,usingthevariousparticipationchannelsmadeavailable,whetherthroughtheuseofremotevotinginstruments,throughtheavailableelectronicmeansorevenbysendingwrittenvotestotheCompanyorgrantingstandardizedproxieswithvotinginstructions,inaccordancewiththeinstructionsmadeavailableintheManagementProposalfortheExtraordinaryGeneralMeetingsofJanuary15,2026. GeneralInstructions 1.AsprovidedinCVMResolutionNo.70/22,theminimumpercentageofparticipationinthevotingcapitalrequiredfortheapplicationofthecumulativevotingprocess(processodevotomúltiplo)fortheelectionofthemembersoftheBoardofDirectorsisof5%; 2.Asprovidedin§2ofarticle161ofLawNo.6,404/76andart.4ofCVMResolutionNo.70/22,theinstallationofaFiscalCouncilbytheGeneralMeetingshalloccurattherequestofshareholdersrepresentingatleast2%(twopercent)ofthecommonshares,or1%(onepercent)ofpreferredshares;and 3.ThedocumentsrelatedtothematterstobeexaminedandresolvedattheEGMareavailabletoshareholders(i)attheCompany'sheadquarters,atAvenidaPresidenteJuscelinoKubitschek,nº2041,WtorreJK,9thfloor-CorporateLegalDepartment,wheretheycanbeconsultedonbusinessdays,from10:00a.m.until4:00p.m.,andonitsinvestorrelationswebsite (www.ri.santander.com.br–atCorporateGovernance>>MinutesoftheMeeting);(ii)onthewebsiteoftheCMV–ComissãodeValoresMobiliários(www.cvm.gov.br)and(iii)onthewebsiteofthestockexchangeB3S.A.-Brasil,Bolsa,Balcão(http://www.b3.com.br). SãoPaulo,December15,2025 DeborahSternVieitas ChairwomanoftheBoardofDirectors 6 3. ATTENDANCE AT THE MEETING SantanderBrasilshareholdersmayparticipateintheEGMinpersonorbyproxy,asspecifiedinitem3.2beloworevenbyRemoteVotingBallot.ShareholderswillberequiredtoprovidethefollowingdocumentstoparticipateintheEGM. 3.1.In-personParticipation SantanderBrasilshareholdersmayparticipateintheEGMbyattendingtheplacewhereitwillbeheldanddeclaringtheirvote,accordingtothetypesofsharestheyown(commonand/orpreferred),andthematterstobevotedon. Corporateshareholders,suchascompaniesandinvestmentfunds,shallberepresentedinaccordancewiththeirArticlesofAssociation,ArticlesofOrganizationorBylaws,deliveringdocumentsprovingtheregularityoftherepresentation,accompaniedbytheMinutesoftheelectionoftheManagers,ifapplicable,attheplaceandtermindicatedintheitembelow.PriortotheEGM,theshareholdersshallsigntheAttendanceBook.ShareholderswithoutvotingrightsmayattendtheEGManddiscussallmatterssubmittedforresolution. Individual: • identity document with photo (original or copy) • proof of ownership of the shares issued by the Company, issued by the depository and/or custodian financial institution (original or copy) Legal entity: • corporate documents that prove the legal representation of the shareholder (original or copy) • legal representative's identity document with photo (original or copy) Investmentfund: • identity document of the legal representative of the Investment Fund’s manager (or of the manager, as the case may be) with photo (original or copy) • simple copy of the last consolidated bylaws of the fund and of the Articles of Association or Organization of its manager, in addition to the corporate documentation granting powers of representation (minutes of election of the officers and/or power of attorney) 7 3. ATTENDANCE AT THE MEETING 3.2.ParticipationbyProxy TheshareholdermayberepresentedattheEGMbyanattorney-in-fact,dulyappointedunderapublicorprivateinstrument,andpursuanttoarticle126,§1oftheCorporationsAct,theattorneys-in-factshallhavebeenappointedlessthanone(1)yearago,andtheyshallbe(i)shareholdersoftheCompany,(ii)managersoftheCompany,(iii)lawyers,or(iv)financialinstitutions,withtheinvestmentfund’smanagerbeingresponsibleforrepresentingthequotaholders. TheoriginalsorcopiesofthedocumentsmentionedabovemaybedeliveredattheCompany'sprincipalplaceofbusinessbythetimetheEGMisheld. However,inordertofacilitateshareholders'accesstotheEGM,werecommendthatthedeliveryofsuchdocumentsbemadeatleastseventy-two(72)hoursbeforetheEGMisheld. Inthecaseofsubmittalofdocumentsviaemail,werequestthattheshareholdercontacttheCompany,sothattheoriginalsorcopiescanbedeliveredbythedaytheEGMisheld. IncasetheShareholderisunabletoattendtheEGMorcannotyetberepresentedbyanattorney-in-factofhis/her/theirchoice,theCompanywillmakeavailableanattorney-in-facttovotefortheshareholder,inaccordancewithhis/her/theirvotinginstructions,accordingtothepowerofattorneytemplateinExhibit1tothisManual. Furthermore,itshouldbenotedthatinadditiontothepowerofattorney,theshareholdershallforwardthedocumentsrequiredbytheCompanytoparticipateintheEGM,asprovidedforinitem3above. ThedocumentsshallbedeliveredattheCompany’sprincipalplaceofbusiness,atAvenidaPresidenteJuscelinoKubitschek,No.2041–BlocoA-VilaNovaConceição-SãoPaulo–SP,9thfloor–Corporate-LegalDepartment,email:rafael.faria@santander.com.br. 3.3.RemoteVotingParticipation Pursuanttoarticles26etseq.ofCVMResolutionNo.81/22,theCompany'sshareholdersmayalsovoteatshareholders’meetingsbymeansofremotevoting,tobeformalizedthroughthe“remotevotingballot”(“Ballot”),thetemplateofwhichisavailableintheCorporateGovernanceareaoftheCompany’sInvestorRelationswebsite(www.ri.santander.com.br),oronthewebsiteoftheBrazilianSecuritiesandExchangeCommission–CVM(http://sistemas.cvm.gov.br/?CiaDoc). Theshareholderthatchoosestoexercisehis/her/theirvotingrightsremotelyshalldosobyoneoftheoptionsdescribedbelow: 8 3. ATTENDANCE AT THE MEETING (I)SubmittaloftheBallottoCustodyagentsorCentralDepository TheShareholderthatchoosestocastremotevotingthroughhis/her/itsrespectivecustodianagent(“Custodian")musttransmittheirvotinginstructionsinaccordancewiththerulesdeterminedbytheCustodian,whowillforwardsaidvotingstatementstotheCentralDepositoryofB3S.A.–Brasil,Bolsa,BalcãoordirectlyforwardthevotinginstructionstotheCentralDepositoryinaccordancewiththerulesdeterminedbyB3S.A.–Brasil,BolsaBalcão.ShareholdersmustcontacttheirrespectiveCustodiansandCentralDepositorytochecktheproceduresestablishedbythemforissuingvotinginstrutionsviaballot,aswellasthedocumentsandinformationrequiredforthispurpose. TheShareholdershallconveytheinstructionsforcompletionoftheBallottohis/her/theirCustodyagentsby01/12/2026(including),unlessdefinedotherwisebythem. (II)SubmittaloftheBallotbytheShareholdertotheBookkeeper TheShareholderwhochoosestocasttheremotevotethroughtheCompany'sBookkeepershallobservethefollowinginstructions,sothattheBallotcanbedeemedvalidandthevotesarecounted: (i)allfieldsshallbedulycompleted; (ii)allpagesshallbeinitialed; (iii)thelastpageshallbesignedbytheShareholderorhis/her/theirlegalrepresentative(s),asapplicable,andinaccordancewiththeapplicablelegislation. ThesamedocumentslistedatthebeginningofthissectionforIndividuals,LegalEntitiesandInvestmentFundsmustbesenttotheBookkeeperby01/12/2026(including)(i)atthefollowingaddress:BancoSantander(Brasil)S.A.–Shareholders–BookkeepingofShares–RuaAmadorBueno,474–2ndfloor–Setorvermelho-SantoAmaro–SãoPaulo/SP–CEP04752-005;or(ii)viaemail,totheelectronicaddressacoes@santander.com.br. Afterreceivingthedocuments,theBookkeeper,withinthree(3)days,willinformtheShareholderregardingthereceiptofthedocumentsandtheiracceptance.Ifthesubmitteddocumentationisnotconsideredsuitable,theBallotshallbeconsideredinvalid,andtheShareholdermayregularizeitby01/12/2026(including). RemotevotingballotsreceivedbytheBookkeeperafter01/12/2026shallbedisregarded. 9 3. ATTENDANCE AT THE MEETING (III)SubmittaloftheremotevotingballotdirectlytotheCompany TheShareholderwhochoosestocasttheremotevotethroughtheCompanyshallobservethefollowinginstructions,sothattheBallotcanbedeemedvalidandthevotesarecounted: (i)allfieldsshallbedulycompleted; (ii)allpagesshallbeinitialed; (iii)thelastpageshallbesignedbytheShareholderorhis/her/itslegalrepresentative(s),asapplicable,andinaccordancewiththeapplicablelegislation. ThesamedocumentslistedatthebeginningofthissectionforIndividuals,LegalEntitiesandInvestmentFundsmustbesenttotheCompanyby13/10/2025(including)(i)atthefollowingaddress:BancoSantander(Brasil)S.A.–RelaçõescomInvestidores–AvenidaPresidenteJuscelinoKubitscheck,2041–26ºandar–VilaNovaConceição–SãoPaulo/SP–CEP04543-011;or(ii)viaemail,totheelectronicaddressri@santander.com.br. Afterreceivingthedocuments,theCompany,withinthree(3)days,willinformtheShareholderregardingthereceiptofthedocumentsandtheiracceptance.Ifthesubmitteddocumentationisnotconsideredsuitable,theBallotshallbeconsideredinvalid,andtheShareholdermayregularizeitby01/12/2026(including). RemotevotingballotsreceivedbytheBookkeeperafter01/12/2026shallbedisregarded. 10 3. ATTENDANCE AT THE MEETING GeneralInformation: InaccordancewithArticle44ofCVMResolutionNo.81/22,theCentralDepositoryofB3S.A.-Brasil,Bolsa,Balcão,uponreceivingthevotinginstructionsfromtheshareholdersthroughtheirrespectivecustodyagentsshalldisregardanydiverginginstructionsirelationtothesameresolutionthathasbeenissuedbythesameCPForCNPJregistrationnumber;and Uponterminationofthedeadlineforremotevoting,inotherwords,from01/13/2026,theshareholderwillnotbeabletochangethevotinginstructionsalreadysent,exceptifattendingtheShareholders'Meetingorrepresentedbypowerofattorney,uponexpressrequestfordisregardofthevotinginstructionssentthroughtheBallot,beforetherespectivematter(s)issubjecttovoting. ADSholders HoldersofAmericanDepositaryShares(ADSs)shallbegiventherighttovoteonthematterslistedontheAgenda,subjecttothesamecriteriaappliedinrelationtonationalinvestors,accordingtothetypeofshares(commonorpreferred)onwhichtheirADSsarebacked.ADSholderswillbedulyinstructedbyTheBankofNewYorkMellon,depositoryinstitutionforADSsbackedbySantanderBrasilshares. 11 4. INFORMATIONS ABOUT THE AGENDA I-FIXthenumberofmembersthatwillcomposetheBoardofDirectorsoftheCompany Pursuanttotheparagraph1ofarticle14oftheCompany'sBylaws,attheGeneralMeetingwhosepurposeistoresolveontheelectionofmembersoftheBoardofDirectors,theshareholdersshallinitiallyestablishtheeffectivenumberofmembersoftheBoardofDirectorstobeelected. Inthissense,thecontrollingshareholdersproposethatthenumberofmemberstocomposetheBoardofDirectorsforthetermuntiltheinvestitureofthoseelectedatheCompany'sOrdinaryGeneralMeetingof2027befixedat12(twelve)members. II-ELECTone(1)newmembertocomposetheCompany'sBoardofDirectors Aftercomplyingwiththeapplicablegovernanceapprovals,withafavorableopinionfromtheNominatingandGovernanceCommittee,theCompanyproposestotheEGMtheelectionforasupplementarytermthatwillremainineffectiveuntiltheinvestitureofthoseelectedattheCompan'sOrdinaryGeneralMeetingof2027,thefollowingcandidateappointedbythecontrollingshareholderstocomposetheCompany'sBoardofDirectors: InformationregardingtheelectionoftheCompany'sBoardofDirectorsmember,pursuanttoArticle11ofCVMResolution81/22,canbefoundintheManagementProposalontheCompany'sinvestorrelationswebsite(www.ri.santander.com.br),ontheCVMwebsite(www.cvm.gov.br)andontheB3website(www.b3.com.br). Nome Cargo Antonio Carlos Quintella Independent Director III-Asaresultoftheresolutioninthepreviousitem,CONFIRMthecompositionoftheCompany'sBoardofDirectors. Oncethepreviousitemisapproved,theManagementproposesconfirmationofthecompositionoftheCompany'sBoardofDirectorswithatermofofficethatwillbeinforceuntiltheinvesttureofthoseelectedattheCompany's2027OrdinaryGeneralMeeting,whichis: Nome Cargo Deborah Stern Vieitas Chairwoman (Independent) Javier Maldonado Trinchant Vice-Chairman Antonio Carlos Quintella Independent Director Cristiana Almeida Pipponzi Independent Director Cristina San Jose Brosa Director Deborah Patricia Wright Independent Director Ede Ilson Viani Director José de Paiva Ferreira Independent Director Mario Roberto Opice Leão Director Nitin Prabhu Director Pedro Augusto de Melo Independent Director Vanessa de Souza Lobato Barbosa Director (*) With term of office pending approval from the Brazilian Central Bank. Exhibits 13 EXHIBIT I –POWER OF ATTORNEY TEMPLATE POWER OF ATTORNEY [SHAREHOLDER],[QUALIFICATION](“Grantor”),appointsashis/her/itsattorneys-in-factMessrs.CAROLINASILVIAALVESNOGUEIRATRINDADE,Brazilian,married,registeredwithOAB/RJunderno.182.414andundertheCPF/MEunderno.124.143.167.13;andRAFAELTRIDICOFARIA,Brazilian,married,registeredwithOAB/SP358.447andundertheCPF/MEunderno.409.544.508-41,bothofthemlawyers,withcommercialaddressintheCapitalCityoftheStateofSãoPaulo,atAvenidaPresidenteJuscelinoKubitschekNos.2041-BlocoA-VilaNovaConceição(“Grantees”)torepresent,collectivelyorindividually,regardlessoftheorderofappointment,theGrantor,asshareholderofBancoSantander(Brasil)S.A.("Company"),attheCompany'sExtraordinaryGeneralMeetingtobeheld,onfirstcall,onJanuary15,2026,at3:00PM,attheCompany'sprincipalplaceofbusiness,atAvenidaPresidenteJuscelinoKubitschekNo.2041-mezzanine,VilaNovaConceição,SãoPaulo/SP,andifnecessaryonsecondcall,onadatetobeinformedinduecourse,towhompowersaregrantedtoattendthemeetingandvote,onbehalfoftheGrantor,inaccordancewiththevotingguidelinessetforthbelowforeachoftheitemsontheAgenda: (a)FIXthenumberofmembersthatwillcomposetheBoardofDirectorsoftheCompany. ()Infavor()Against()Abstention (b)ELECTone(1)newmembertocomposetheCompany'sBoardofDirectors. ()Infavor()Against()Abstention (c)Asaresultoftheresolutioninthepreviousitem,CONFIRMthecompositionoftheCompany'sBoardofDirectors. ()Infavor()Against()Abstention TheGranteesareherebyauthorizedtoabstainfromanyresolutionoractforwhichtheyhavenotreceived,attheirdiscretion,sufficientlyspecificvotingguidelines.TheGrantorshallholdtheGranteesaboveharmlessandfreefromanyandallclaims,disputes,demands,losses,ordamages,ofanynature,arisingfromthefulfillmentofthisinstrument,exceptincasesofactsperformedinanabusiveandexcessivemanner,pursuanttothelegislationineffect. This power of attorney shall only be valid for the Company's Extraordinary General Meeting mentioned above. [Location], [day] of [month] 2025. _____________________________________________ [Signature of the Party] 14 EXHIBIT II –RÉSUMÉ OF THE CANDIDATE Antonio Carlos Quintella Mr. Quintella is Brazilian, born on February 16, 1966. He holds a degree in Economics from the Pontifical Catholic UniversityofRio de Janeiro and an MBA from the London Business School. He has a solid track record as a CEO, deep knowledge of the global financial services industry, extensive experience in regulated businesses, and a relevant background in M&A and corporate integration. He served as Chairman of the Board of Directors of B3 (2019–25) and currently sits on the Board of Directors of Votorantim S.A. He was a founding partner and CEO of Canvas Capital (2012–24), Chairman of Credit Suisse Hedging-Griffo (2012–14), CEO of Credit Suisse Americas and a member of the Executive Board of Credit Suisse Group (2010–12), in addition to serving as CEO of Credit Suisse Brazil (2003–10), a position he assumed after joining the bank in 1997. As CEO of Credit Suisse Brazil, he led the bank’s expansion in the local market, including the acquisition of Hedging-Griffo in 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 15, 2025

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer